SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, DC 20549

                                      FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                      INTERDEALER QUOTATION SYSTEM
               FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                         OR 15d-17 THEREUNDER

                 GREENSTONE ROBERTS ADVERTISING, INC.

          (Exact name of issuer as specified in charter)

         One Huntington Quadrangle, Melville, NY  11747
            (Address of principal executive offices)

Issuer's telephone number, including area code (516) 249-2121

            I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1. Title of security:  Common Stock

2. Number of shares outstanding before the change:  9,536,318

3. Number of shares outstanding after the change:  7,474,418

4. Effective date of change:  January 19, 1996

5. Method of change:  Specify method (such as merger, acquisition, exchange, distribution, stock split,
                reverse split, acquisition of stock for treasury, etc.)

Acquisition of stock for treasury.


Give brief description of transaction: Purchase of 2,061,900 shares by the Company.

                   II. CHANGE IN NAME OF ISSUER

1. Name prior to change

2. Name after change

3. Effective date of charter amendment changing name

4. Date of shareholder approval of change, if required

Date: January 29, 1996   /s/ Ronald M. Greenstone, Chairman of the Board and
                                             Chief Executive Officer
                             (Officer's signature and title)